UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SEVCON, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-9789	04-2985631
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

155 Northboro Road, Southborough, Massachusetts	01772
(Address of principal executive offices)	(Zip Code)

Paul Farquhar, Chief Financial Officer      (508) 281-5510
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

After examining its product lines, Sevcon, Inc. determined that all products it manufactured or contracted to manufacture during calendar year 2013 contained conflict minerals (as defined in Item 1.01 of Form SD) and that these conflict minerals were necessary to the functionality or production of those products. As a result, Sevcon conducted a reasonable country of origin inquiry (RCOI) of all contract manufacturers and component suppliers for all products Sevcon sold in 2013 to determine whether the conflict minerals contained in those products originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or originated from recycled or scrap sources.
Our RCOI consisted of the following:

1.	Listing all products and the component parts and materials contained in the products, or used during the production of the products.
2.	Reviewing the relevant specifications to confirm if the parts contained conflict minerals, or using engineering knowledge, would be expected to use conflict minerals during production.
3.	Excluding parts not containing conflict minerals or not requiring conflict minerals in their production.
4.	Excluding parts which were manufactured before 2013 since any conflict minerals contained in these products was smelted before 2013.
5.	Contacting the manufacturers/suppliers of the remaining parts and materials to confirm whether conflict minerals were present in such parts or materials.
6.	Requesting that manufacturers/suppliers confirm the source smelters of conflict minerals contained in the parts and materials.
7.	Comparing the source smelters reported by manufacturers/suppliers with the EICC GeSI Conflict-Free Smelters Lists.
8.	Below is a summary of the countries of origin identified as a result of the RCOI (conflict minerals in our products may also have come from other countries) -

Conflict Mineral	Countries of origin and other sources may include the following
Tin
Belgium, Bolivia, Brazil, China, France, Germany, Hong Kong, Indonesia, Japan, Democratic People's Republic of Korea, Republic of Korea, Malaysia, Peru, Philippines, Poland, Russian Federation, Singapore, Switzerland, Thailand, USA

Tantalum	Austria, Brazil, China, Ethiopia, Germany, Japan, Kazakhstan, Russian Federation, South Africa, Thailand, USA
Tungsten	American Samoa, Austria, Canada, China, Germany, Japan, Russian Federation, Sweden, USA, Vietnam
Gold
Australia, Belgium, Brazil, Canada, Chile, China, France, Germany, Hong Kong, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Malaysia, Mexico, Netherlands, Philipines, Russian Federation, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, United Kingdom, USA, Uzbekistan

Upon completion of this first RCOI, we were not able to determine that none of the conflict minerals contained in our products originated in the Covered Countries.

For this reason, Sevcon has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report is available to the public on Sevcon’s website at: www.sevcon.com/about-sevcon/environmental

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEVCON, INC.
(Registrant)

/s/ Paul N. Farquhar	June 2nd, 2014
By Paul N. Farquhar	(Date)
Chief Financial Officer